UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (AMENDMENT No. 9)

                  Center Trust Retail Properties, Inc.
             (formerly, Alexander Haagen Properties, Inc.)
                           (Name of Company)

                 COMMON STOCK, Par Value $.01 Per Share
                     (Title of Class of Securities)

                               40443E100
                             (CUSIP Number)


                      Marjorie L. Reifenberg, Esq.
                     Prometheus Western Retail, LLC
                     Prometheus Western Retail Trust
                   LF Strategic Realty Investors L.P.
                    30 Rockefeller Plaza, 63rd Floor
                           New York, NY 10020
                             (212) 632-6000

                            with a copy to:

                           Kevin Grehan, Esq.
                        Cravath, Swaine & Moore
                           825 Eighth Avenue
                           New York, NY 10019
                             (212) 474-1490
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           September 24, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D



CUSIP No. 40443E100                        Page  2   of  5  Pages


1      NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                           Prometheus Western Retail, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                        (b)x

3      SEC USE ONLY

4      SOURCE OF FUNDS*
                   AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF       7     SOLE VOTING POWER
          SHARES               15,666,666
       BENEFICIALLY
       OWNED BY EACH     8     SHARED VOTING POWER
        REPORTING              -0-
       PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                               15,666,666

                         10    SHARED DISPOSITIVE POWER
                               -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,666 shares of Common Stock*

       *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

14     TYPE OF REPORTING PERSON*
             OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D



CUSIP No. 40443E100                        Page  3   of  5  Pages



1      NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                          Prometheus Western Retail Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                        (b)x
3      SEC USE ONLY

4      SOURCE OF FUNDS*
                   AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF       7     SOLE VOTING POWER
          SHARES               15,666,666
       BENEFICIALLY
       OWNED BY EACH     8     SHARED VOTING POWER
        REPORTING              -0-
       PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                               15,666,666

                         10    SHARED DISPOSITIVE POWER
                               -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,666 shares of Common Stock*

       *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

14     TYPE OF REPORTING PERSON*
             OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D



CUSIP No. 40443E100                        Page  3   of  5  Pages


1      NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                         LF Strategic Realty Investors L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                        (b)x

3      SEC USE ONLY

4      SOURCE OF FUNDS*
                   AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                             [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF       7     SOLE VOTING POWER
          SHARES               15,666,666
       BENEFICIALLY
       OWNED BY EACH     8     SHARED VOTING POWER
        REPORTING              -0-
       PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                               15,666,666

                         10    SHARED DISPOSITIVE POWER
                               -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,666 shares of Common Stock*

       *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

14     TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 9 is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), and LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty" and together with Prometheus and Trust, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Schedule 13D").

          As previously reported in the Schedule 13D, pursuant to a Stock Purchase Agreement dated as of June 1, 1997, by and among Prometheus, LF Realty, and Center Trust Retail Properties, Inc., formerly named Alexander Haagen Properties, Inc. ("Center Trust" or the "Company"), subject to the terms and conditions thereof, Prometheus has agreed to purchase and Center Trust has agreed to sell 15,666,666 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The Schedule 13D is amended as follows:


Item 1.     Security and Company

          The name of the Company was changed from Alexander Haagen Properties, Inc. to Center Trust Retail Properties, Inc.

Item 2.   Identity and Background

          (a), (b), (c) and (f). Trust was formed by LF Realty on July 18, 1997, as a Maryland real estate investment trust to invest in and to acquire, hold, manage, administer, control and dispose of real property and related assets. Trust is intended to exist and qualify as a real estate investment trust within the meaning of the Internal Revenue Code of 1986, as amended and Title 8 of the Corporations and Associations Article of the Anotated Code of Maryland, as amended. All of the issued and outstanding voting securities of Trust are owned by LF Realty. The principal business offices of Trust are located at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          On July 22, 1997 and August 22, 1997, Trust acquired 100% of the Class A Membership Interest and 100% of the Class B Membership Interest in Prometheus, respectively. As a result, Trust is the sole owner and sole member of Prometheus.

          (d) and (e). Since its formation, Trust has neither been convicted in a criminal proceeding nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 5.     Interest in Securities of the Issuer

          On September 24, 1998, in a Subsequent Closing made pursuant to the Stock Purchase Agreement, Prometheus purchased an additional 2,700,000 shares of Common Stock at a price of $15 per share.

          Trust has no interest in the Company beyond its interest in Prometheus.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                        PROMETHEUS WESTERN RETAIL, LLC

                           by Prometheus Western Retail Trust,
                              its sole member,

                              by
                                       /s/ Robert P. Freeman
                                    -----------------------------
                                    Name:  Robert P. Freeman
                                    Title: President



                        PROMETHEUS WESTERN RETAIL TRUST

                          by
                                       /s/ Robert P. Freeman
                                    -----------------------------
                                    Name:  Robert P. Freeman
                                    Title: President



                        LF STRATEGIC REALTY INVESTORS L.P.

                          by  Lazard Freres Real Estate
                               Investors L.L.C., its general
                               partner,

                                 by
                                       /s/ Robert P. Freeman
                                     ----------------------------
                                     Name:  Robert P. Freeman
                                     Title: Principal

Dated October 2, 1998